February 1, 2017	Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 T: 202.383.0100 F: 202.637.3593 eversheds-sutherland.com

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Attention: Mr. Edward P. Bartz

100 F Street, N.E.

Washington, D.C. 20549

Re:	Owl Rock Capital Corporation II

Registration Statement on Form N-2 (File No. 333-213716)

Filed on January 21, 2016 and Amended on June 8, 2016,

September 20, 2016, November 23, 2016 and January 11, 2017

Dear Mr. Bartz:

On behalf of Owl Rock Capital Corporation II (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company via telephone on January 25, 2017, regarding the Company’s Registration Statement on Form N-2 (File No. 333-213716) (the “Registration Statement”), and the prospectus contained therein (the “Prospectus”), that initially was submitted on a confidential basis to the SEC on January 21, 2016 and amended on June 8, 2016, September 20, 2016, November 23, 2016 and January 11, 2017. The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses. The revisions to the Prospectus referenced in the below responses are set forth in Amendment No. 3 to the Registration Statement, filed with the SEC concurrently herewith. Defined terms used but not defined herein are intended to have the meaning ascribed to them in the Prospectus.

PROSPECTUS

Financial Statements

1.	Page F-7. In the last paragraph on page F-7, please confirm whether the following statement included in this description of the Investment Advisory Agreement is subject to a three-year limitation: “Under the intended terms of the Investment Advisory Agreement, upon satisfaction of the minimum offering requirement, the Adviser will be entitled to receive up to 1.5% of gross offering proceeds raised in the continuous public offering until all organization and offering costs funded by the Adviser or its affiliates have been recovered.” If these expenses can be recovered indefinitely, then please explain supplementally why no liability is recorded. Please provide a FAS 5/ASC 450 analysis.

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U.S. Securities and Exchange Commission

Division of Investment Management

Attention: Mr. Edward P. Bartz

February 1, 2017

Response: The Company has reviewed and analyzed the accrual and disclosure requirements under FASB Accounting Standards Codification Topic 450 (“ASC 450”), formerly Financial Accounting Standards No. 5. ASC 450 defines a “contingency” as an existing condition, situation, or set of circumstances involving uncertainty as to possible gain (gain contingency) or loss (loss contingency) to an entity that will ultimately be resolved when one or more future events occur or fail to occur. ASC 450 generally requires the recognition of a liability when the occurrence of the liability is probable, can be reasonably estimated and relates to activities of the current or prior period. The Company’s analysis began with a determination of the likelihood that the Company will incur a loss, which likelihood can be categorized in three ranges – remote, reasonably possible, and probable.

The Company is unable to estimate the amount of organizational and offering costs reimbursable to the Adviser pursuant to the intended terms of the Investment Advisory Agreement because the amount of equity to be raised in the Company’s IPO and the timing related thereto are uncertain, particularly due to the Company’s limited operating history. Based on its review of the facts and circumstances, the Company has concluded that the likelihood of a material loss is “reasonably possible” as it falls in the range between “remote” and “probable,” as defined in ASC 450. Therefore, the Company provided a disclosure in its Registration Statement about this contingency that allows users of the financial statements to appreciate the potential magnitude of this matter. The Company also undertakes to include such disclosure in future periodic filings made with the Commission. Additionally, the Company will continue to evaluate whether the amounts are probable, reasonably possible, or remote, and update its disclosure in future filings, as necessary.

Misc.

1.	Please confirm that FINRA has issued a “no objections” letter regarding the offering.

Response: The Company hereby confirms that FINRA issued its “no objections” letter regarding the offering on January 25, 2017.

2.	Please provide the Staff with an updated legality opinion reflecting certain edits requested by the Staff pursuant to the provisions of SLB 19.

Response: The Company hereby confirms that exhibit (l) to Amendment No. 3 to the Registration Statement, filed with the SEC concurrently herewith, reflects the edits requested by the Staff.

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Do not hesitate to contact me at (202) 383-0218 or Lisa A. Morgan at (202) 383-0523 if you should need further information or clarification.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus